UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

362274 10 2

(CUSIP Number)

Martin S. Friedman

2107 Wilson Blvd., Suite 400

Arlington, VA 22201

Telephone: (703) 875-8374

With a copy to:

Donald R. Readlinger, Esquire

Pepper Hamilton LLP

Suite 400

301 Carnegie Center

Princeton, NJ 08543-5276

(609) 452-0808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. FJ Capital Long/Short Equity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% based on 1,269,307 shares outstanding as of May 15, 2009
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 362274 10 2	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS. Martin S. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,682 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,682 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,682 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% based on 1,269,307 shares outstanding as of May 15, 2009 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 24,000 shares held by FJ Capital Long/Short Equity Fund LLC with respect to which Mr. Friedman, as managing member, indirectly has sole voting and dispositive power.

Page 4 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Schedule”) previously filed with the Securities and Exchange Commission (“SEC”) on behalf of FJ Capital Long/Short Equity Fund LLC and Martin S. Friedman (collectively the “Reporting Persons”) on November 5, 2008, as amended by a Statement on Schedule 13D filed on behalf of the Reporting Persons, Donald C. Scott, Riggs Qualified Partners, LLC and Philip J. Timyan (collectively with the Reporting Persons, the “Joint Filing Reporting Persons”), with the SEC on February 23, 2009 (the “Joint Filing Schedule”), as amended by Amendment No. 1 (the “Joint Filing Amendment”) thereto as filed with the SEC on April 7, 2009, as amended by Amendment No. 3 (“Amendment No. 3”) as filed with the SEC on July 20, 2009, with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”) of GS Financial Corp. (the “Company”). This Amendment No. 3 speaks only as of its date. The Schedule, as amended by Amendment No. 1, the Joint Filing Schedule, the Joint Filing Amendment and Amendment No. 3, is further amended only to the extent set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

In order to address certain matters raised by the Office of Thrift Supervision (“OTS”) which were previously reported in Amendment No. 3, on August 5, 2009 Martin Friedman and FJ Capital Long/Short Equity Fund LLC disposed of 11,953 and 27,700 shares of his or its Common Stock, respectively, of the Company.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are hereby amended as follows:

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are set forth on the cover page, and such information is incorporated herein by reference.

The Reporting Persons may be deemed to be part of a group comprised of the Reporting Persons, Riggs Qualified Partners, LLC and Philip J. Timyan, by virtue of the Shareholder Agreement among them, the Company and the Company’s bank subsidiary or their efforts to address the matters raised by the OTS. The Reporting Persons do not affirm the existence of such a group and hereby expressly disclaim membership in any such group. Further, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by Riggs Qualified Partners, LLC and Philip J. Timyan. As a result of the August 5, 2009 dispositions of shares by the Joint Filing Reporting Persons, the Reporting Persons completed the dispositions required to address certain matters raised by the OTS which were applicable to them and, to the knowledge of the Reporting Persons, Donald C. Scott has addressed the matters raised by the OTS which were applicable to him. Accordingly, there is no further basis for the Reporting Persons to be deemed to be part of a group including Mr. Scott.

To the knowledge of the Reporting Persons, the aggregate number and percentage of shares of Common Stock beneficially owned by Riggs Qualified Partners, LLC and Philip J. Timyan are as follows. The percentages are based on upon 1,269,307 outstanding shares of Common Stock as of May 15, 2009.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Riggs Qualified Partners, LLC (1)	0	-
Philip J. Timyan (2)	59,024	4.7%

______________________________________________

(1)

Mr. Timyan, as managing member of Riggs Qualified Partners, LLC, indirectly has sole voting and dispositive power with respect to the shares held by Riggs Qualified Partners, LLC.

(2)

Includes 17,850 shares held by RAM T, L.P. with respect to which Mr. Timyan shares dispositive power.

Page 5 of 6 Pages

(b)  The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

The information set forth in paragraph (a) of this Item 6 is incorporated herein by reference. Except as set forth in paragraph (a) of this Item 6, to the knowledge of the Reporting Persons, each of the other Joint Filing Reporting Persons has sole voting and dispositive power with respect to his or its shares of Common Stock.

(c)  Since the filing of Amendment No. 3, the Reporting Persons, and to the knowledge of the Reporting Persons, Mr. Timyan and Riggs Qualified Partners, LLC have made the following transactions in the Company’s securities:

Date	Acquisition or Disposition	Number of Shares	Disposition/Acquisition Price	Party
August 5, 2009	Disposition	66,047	$15.00	Riggs Qualified Partners, LLC
August 5, 2009	Disposition	36,174	$15.03	Riggs Qualified Partners, LLC
August 5, 2009	Acquisition	36,174	$15.03	Philip J. Timyan
August 5, 2009	Disposition	11,953	$15.00	Martin S. Friedman
August 5, 2009	Disposition	27,700	$15.00	FJ Capital Long/Short Equity Fund LLC

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FJ Capital Long/Short Equity Fund LLC

Dated: August 11, 2009	By: Martin S. Friedman
Name: Martin S. Friedman
Its: Managing Member

Dated: August 11, 2009	Martin S. Friedman
Martin S. Friedman